15045456

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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tj 2/23/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cypress Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 The Embarcadero, Suite 420
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan P. Rael (415) 281-3036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12657 Alcosta Blvd. Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 2/20/15

OATH OR AFFIRMATION

I, Daniel P. Rael, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cypress Capital Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

ILENE SAGALL
Commission # 1936179
Notary Public - California
San Francisco County
My Comm. Expires Jun 9, 2015

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cypress Capital Corporation

Financial Statements

December 31, 2014 and 2013

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Cypress Capital Corporation
San Francisco, California

We have audited the accompanying financial statements of Cypress Capital Corporation, which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Cypress Capital Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting pricniples used and signficant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cypress Capital Corporation as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Cypress Capital Corporation's financial statements. The supplemental information is the responsibility of Cypress Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Armanino LLP

Armanino[LLP]
San Ramon, California

February 10, 2015

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Statements of Financial Condition
December 31, 2014 and 2013

ASSETS

	2014	2013
Current assets:		
Cash	$ 190,406	$ 187,302
Total assets	$ 190,406	$ 187,302

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
Current liabilities:		
Accounts payable	$ 83	$ -
Accrued expenses	35,023	33,421
Accrued bonuses	64,766	17,734
Payable to affiliate	-	25,000
Total current liabilities	99,872	76,155
Long-term liabilities:		
Accrued bonuses, less current portion	59,375	53,203
Total liabilities	159,247	129,358
Stockholder's equity:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Paid-in capital	1,709,590	1,709,590
Accumulated deficit	(1,693,431)	(1,666,646)
Total stockholder's equity	31,159	57,944
Total liabilities and stockholder's equity	$ 190,406	$ 187,302

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Statements of Operations
For the Years Ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Expense reimbursement revenue	$ 459,251	$ 721,497
Interest and other income	13,481	553
Total revenues	472,732	722,050
Operating expenses:		
Commissions to other broker-dealers	-	538
Employee compensation	459,251	721,828
Other operating expenses	40,266	51,647
Total operating expenses	499,517	774,013
Net loss	$ (26,785)	$ (51,963)

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2014 and 2013

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2012	$ 15,000	$ 1,609,590	$ (1,614,683)	$ 9,907
Capital contributions	-	100,000	-	100,000
Net loss	-	-	(51,963)	(51,963)
Balance at December 31, 2013	15,000	1,709,590	(1,666,646)	57,944
Net loss	-	-	(26,785)	(26,785)
Balance at December 31, 2014	$ 15,000	$ 1,709,590	$ (1,693,431)	$ 31,159

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Statements of Cash Flows
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net loss	$ (26,785)	$ (51,963)
Changes in operating assets and liabilities:		
Accounts payable	83	(6,344)
Accrued expenses	1,602	(30,108)
Accrued bonuses	53,204	70,937
Payable to affiliate	(25,000)	25,000
Net cash provided by operating activities	3,104	7,522
Cash flows from financing activities:		
Capital contributions	-	100,000
Net cash provided by financing activities	-	100,000
Change in cash	3,104	107,522
Cash at beginning of year	187,302	79,780
Cash at end of year	$ 190,406	$ 187,302

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Business Activity

Cypress Capital Corporation (the "Company") was incorporated under the laws of the State of California on November 27, 1996. It became a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, Inc., and concurrently registered with the Securities and Exchange Commission on April 15, 1997. The Company is a fully-disclosed broker-dealer engaged exclusively in the business of the wholesale offering and selling of debt and equity investment interests in equipment leasing programs sponsored by its parent, Cypress Leasing Corporation (the "Parent") and its affiliates. The Company is a wholly-owned subsidiary of Cypress Leasing Corporation. There are no active offering and selling activities sponsored by the Parent and its affiliates as of December 31, 2014.

As a wholly-owned subsidiary, the Company is subject to the control of the Parent and its subsidiaries. It is also subject to related party transactions such as loans, dividends, and expense allocations. The Company has entered into an operating expense funding agreement with the Parent, a wholly-owned subsidiary of the Parent, Cypress Equipment Management Corporation II, and affiliates of the Parent, Cypress Equipment Management Corporation III, Cypress Equipment Management Corporation IV and Cypress Management Corporation V, , whereby the Parent, its wholly-owned subsidiary and its affiliates, at their discretion, may directly pay certain commissions and other expenses on behalf of the Company. The payment of such expenses by the Parent, its wholly-owned subsidiary, and its affiliates results in the recognition of both expense and expense reimbursement revenue by the Company. In addition, the Parent and its affiliates bear overhead expenses of the Company by providing certain overhead items (such as office space, equipment use, utilities and administrative service) without charge to the Company. Absent this relationship with the Parent and its affiliates, the operating results of the Company would be materially different.

The Company is dependent upon the Parent and its affiliates to sponsor equipment leasing programs and similar investment vehicles which the Company can market through its established network of third-party broker-dealers. The Company has an accumulated deficit of $1,693,431 as of December 31, 2014; the Parent has the intent and ability to continue to provide additional capital contributions to support the Company's operations.

Note 2 - Summary of Significant Accounting Policies

Cash

The Company considers all demand deposit accounts as cash. Cash is held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

Note 2 - Summary of Significant Accounting Policies (continued)

Income taxes

The Company is a qualified S Corporation subsidiary of the Parent and does not file separate income tax returns. The Parent is a qualified S Corporation subsidiary of Cypress Financial Holdings Corporation ("CFHC"). As a result of CFHC's election to be treated as an S Corporation and the election by CFHC to have its subsidiaries, including the Parent and the Company, become qualified S Corporation subsidiaries, CFHC and its qualified S Corporation subsidiaries are only subject to California Franchise tax at a rate of 1.5%. Federal and state individual income taxes are paid by the stockholders of CFHC based on the taxable income reported by CFHC and its qualified S Corporation subsidiaries. State franchise tax is allocated to the Company based upon the Company's taxable income for the period as compared with the taxable income of CFHC and its qualified S Corporation subsidiaries.

Any income tax liability is reflected on the statement of financial condition as a payable to the Parent. Under the terms of the agreement with the Parent, no receivable is reported for income tax benefits. The Company does not have any significant temporary differences or basis differences that would require the recognition of deferred income taxes.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2014, the Company does not have any significant uncertain tax positions for which a reserve would be necessary. The Company, the Parent, and CFHC are generally no longer subject to tax examinations for years prior to 2010 and 2009, for federal and state tax returns, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2013 financial statements to conform to the 2014 presentation. Such reclassifications had no effect on the total assets, stockholder's equity, net loss, or the changes in cash flows previously reported.

Note 2 - Summary of Significant Accounting Policies (continued)

Subsequent events

The Company has evaluated subsequent events through January 31, 2015, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital equal to the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2014, the Company's net capital, as defined, was $30,897, which was $20,263 in excess of its required net capital of $10,634. The Company's ratio of aggregate indebtedness, as defined, to net capital was 5.16 to 1 at December 31, 2014.

Note 4 - Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Note 5 - Employee Retirement Plan

The Company provides a retirement plan (the "Plan") for its employees in accordance with Internal Revenue Code Section 408 (k) Simplified Employee Pension Individual Retirement Plan (SEP IRA). The Plan is sponsored by an affiliate, Cypress Financial Corporation. The Plan covers all employees who have attained the age of twenty-one, worked three out of the last five years and received certain minimum levels of compensation. Contributions to the Plan by the Company are at the discretion of the Board of Directors. Contributions to the Plan were limited by the Company to 10% of each employee's allowable compensation resulting in a maximum contribution to each eligible employee of $26,000 and $25,500 for the years ended December 31, 2014 and 2013, respectively. The Company's contributions to the Plan totaled $35,023 and $33,250, for the years ended December 31, 2014 and 2013, respectively.

Note 6 - Concentrations

Substantially all of the Company's expense reimbursement revenue for the years ended December 31, 2014 and 2013 was derived from equipment leasing programs sponsored by the Parent and its affiliate, Cypress Equipment Management Corporation V.

Note 7 - Related Party Transactions

At December 31, 2013, the Company owed $25,000 to an affiliate of the Parent, Cypress Financial Corporation. The amount represented an overpayment of an expense reimbursement and was fully repaid in 2014.

The Company receives expense reimbursement revenue from various related entities. The related entities consist of equipment leasing programs sponsored by the Parent and its affiliates, a wholly-owned subsidiary of the Parent, and an affiliate of the Parent, Cypress Equipment Management Corporation V.

The Company received the following income from related parties during the years ended December 31, 2014 and 2013:

	2014	2013
Commission income		
Cypress Equipment Fund XI, LLC	$ -	$ 269
Cypress Equipment Fund XII, LLC	-	269
	$ -	$ 538
Expense reimbursement revenue		
Cypress Financial Corporation	$ 70,938	$ -
Cypress Equipment Management Corporation V	388,313	721,497
	$459,251	$721,497

SUPPLEMENTAL INFORMATION

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

NET CAPITAL		
Stockholder's equity		$ 31,159
Deductions and/or charges		
Other charges		(262)
Net capital		$ 30,897
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ 83
Accrued expenses		35,023
Accrued bonuses		124,141
Other charges		262
Total aggregate indebtedness		$ 159,509
COMPUTATION OF BASIC NET CAPTIAL REQUIREMENT		
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 10,634
Minimum dollar net capital requirement of reporting broker or dealer	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 10,634
Net capital in excess of minimum requirement		$ 20,263
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 14,946
Ratio of aggregate indebtedness to net capital		5.16

There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Report as of December 31, 2014.

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Schedule II - Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Exemption From SEC Rule 15c3-3
of the Securities and Exchange Commission
For the Year Ended December 31, 2014

Cypress Capital Corporation (the "Company") claims exemption from SEC Rule 15c3-3 under the provisions of paragraph (k)(2)(i) of Rule 15c3-3. To the best knowledge and belief of the Company, the Company met the exemption provisions in paragraph (k) of Rule 15c3-3 for the most recent fiscal year without exception.

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT FROM SEC RULE 15c3-3 OF
CYPRESS CAPITAL COPRORATION
FOR THE YEAR ENDED DECEMBER 31, 2014

To the Board of Directors and Stockholder
Cypress Capital Corporation
San Francisco, California

We have reviewed management's statements, included in the accompanying Cypress Capital Corporation report on Exemption From SEC Rule 15c3-3 for the year ended December 31, 2014, in which (1) Cypress Capital Corporation (the "Company") identified the following provision of paragraph (k) of Rule 15c-3 under which the Company claimed an exemption from SEC Rule 15c3-3: paragraph (k)(2)(i) of Rule 15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino[LLP]
San Ramon, California

February 10, 2015

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Cypress Capital Corporation
San Francisco, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Cypress Capital Corporation (the "Company"), and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]
San Ramon, California

February 10, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*********1278*******************ALL FOR AADC 940
049911 FINRA DEC
CYPRESS CAPITAL CORPORATION
BAYSIDE PLAZA
188 THE EMBARCADERO STE 420
SAN FRANCISCO CA 94105-1233

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 34.—

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (250)

D. Assessment balance due or (overpayment) 216

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $<216>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(216)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cypress Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of Jan, 20 15.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No. | Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,481

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 13,481

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 0

Total deductions 0

d. SIPC Net Operating Revenues $ 13,481

e. General Assessment @ .0025 $ 34—

(to page 1, line 2.A.)